UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

  (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Financial Statements and Exhibits.

The following Exhibit is filed as part of this Report.

Exhibit Number	Description

99.1	Press Release, dated June 17, 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

Date: June 17, 2019	By:	/s/ Dr. Herman Weiss
Name: Dr. Herman Weiss
Title: Chief Executive Officer

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